FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2010

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant's name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes   No   X

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the risk that the European Acquisition will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, expected revenue synergies and cost savings from the Acquisition may not be fully realized or realized within the expected time frame, revenues following the Acquisition may be lower than expected, any anticipated benefits from the consolidation of the European paper business may not be achieved, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, possible early termination of alternative fuel tax credits, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

We have included in this announcement an estimate of total synergies from the Acquisition and the integration of the acquired business into our existing business. The estimate of synergies is based on assumptions which in the view of our management were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of our management's knowledge and belief, the expected course of action and the expected future financial impact on our performance due to the Acquisition. However, the assumptions about these expected synergies are inherently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in this estimate of synergies. There can be no assurance that we will be able to successfully implement the strategic or operational initiatives that are intended, or realize the estimated synergies. This synergy estimate is not a profit forecast or a profit estimate and should not be treated as such or relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi for the fiscal 2010 or beyond.

sappi

1st Quarter

results for the period
ended December 2009



Great ideas start on paper.

sappi

Sales by product group*



■ Coated fine paper	65%
▨ Uncoated fine paper	7%
▨ Coated specialities	7%
▨ Commodity paper	7%
▨ Pulp	13%
■ Other	1%

Sales by source*



■ North America	20%
▨ Europe	58%
▨ Southern Africa	22%

Sales by destination*



■ North America	20%
▨ Europe	52%
▨ Southern Africa	12%
▨ Asia and other	16%

Net operating assets**



■ Fine paper	65%
▨ Forest products	35%

for the period ended December 2009

*** as at December 2009*

1st Quarter results

Financial summary for the quarter

- Operating profit excluding special items increased to US$81 million (Q1 2009: US$25 million)

- General improvement in demand for fine paper and pulp

- Increased pulp prices; favourable for Southern African and North American businesses, but unfavourable for European business

- Basic loss per share 10 US cents (unfavourably impacted by 11 US cents special items)

- Cash generated from operations US$245 million (Q1 2009: US$95 million); net cash outflow US$30 million (Q1 2009: outflow US$121 million)

		Quarter ended	
	Dec 2009	Dec 2008	Sept 2009
Key figures: (US$ million)			
Sales	1,620	1,187	1,553
Operating profit (loss)	1	57	(129)
Special items – losses (gains) *	80	(32)	167
Operating profit excluding special items	81	25	38
EBITDA excluding special items **	193	106	150
Basic (loss) earnings per share (US cents)	(10)	6	(20)
Net debt ***	2,581	2,497	2,576
Key ratios: (%)			
Operating profit (loss) to sales	0.1	4.8	(8.3)
Operating profit excluding special items to sales	5.0	2.1	2.4
Operating profit excluding special items to Capital Employed (ROCE) ***	7.5	2.6	3.3
EBITDA excluding special items to sales	11.9	8.9	9.7
Return on average equity (ROE) ***	(11.6)	5.3	(21.4)
Net debt to total capitalisation ***	60.0	57.3	58.9

Refer to page 15 for details on special items.
*** Refer to page 16, note 10 to the group results for the reconciliation of EBITDA excluding special items to (loss) profit before taxation.*
* Refer to page 17, Supplemental Information for the definition of the term.*
The table above has not been audited or reviewed.

Commentary on the quarter

The operating result (excluding special items) for the group improved substantially compared both to the equivalent quarter last year and to the prior quarter. The Southern African business returned to profitability (excluding special items) for the quarter largely as a result of the improving performance of the expanded Saiccor Mill. Demand conditions in the South African domestic market, however, remained challenging.

The Fine Paper business result (excluding special items) improved compared to a year earlier but fell short of the prior quarter primarily as a result of seasonal factors.

Demand continued to improve for our major products with a steady improvement in demand for coated woodfree paper. Demand for coated mechanical paper has, however, not recovered. Paper pulp prices and prices for chemical cellulose have continued to rise, driven by improved demand in general and good demand from China.

Sales for the group increased to US$1.6 billion for the quarter, an increase of 36% compared to the equivalent quarter last year largely as a result of the European Acquisition completed in December 2008 (the "Acquisition") and the Saiccor expansion. Sales increased 4% compared to the September 2009 quarter.

Raw material and energy input prices increased during the quarter compared to the prior quarter and managing usage and eliminating waste remained a priority. Action taken in the prior quarters helped us to reduce fixed costs throughout the business. During the quarter we announced the closures of the Kangas Mill in Finland and Usutu Pulp Mill in Swaziland, which will help us further reduce future fixed costs, manage capacity and improve our profitability.

Additional synergies relating to the Acquisition were achieved during the quarter. The cumulative amount of synergies achieved for the 12 months to December 2009 was €102 million, which is ahead of our target for that period. We expect to achieve our announced target of €120 million of synergies earlier than the original three-year time-frame.

Special items for the quarter amounted to US$80 million, mainly comprising the non-cash plantation fair value price adjustment charge of US$95 million for the quarter. Other special items included charges for the closure costs of Kangas Mill and Usutu Mill, offset by alternative fuel tax credits in North America of US$49 million.

Operating profit excluding special items increased substantially to US$81 million for the quarter, compared to US$25 million a year ago and US$38 million in the quarter ended September 2009.

After the largely non-cash special items, operating profit was US$1 million for the quarter compared to a profit of US$57 million a year ago, which included favourable special items of US$32 million.

Net finance costs increased to US$73 million, mainly as a result of the higher interest rates on the debt refinanced in September 2009 and our decision to maintain high cash balances.

Taxation for the quarter comprised a current taxation charge of US$4 million and a deferred tax credit of US$25 million, which reduced the loss for the period.

EPS was a loss of 10 US cents (including a loss of 11 US cents in respect of special items) compared to EPS of 6 US cents for the equivalent quarter last year (including a gain of 7 US cents in respect of special items).

Cash flow and debt

Cash generated from operations increased to US$245 million for the quarter; however, as a result of increased activity levels, working capital increased by US$170 million during the quarter.

Net cash utilised for the quarter was US$30 million, which was a significant improvement on cash outflow in the three quarters ended December 2008, 2007 and 2006. Capital expenditure, which is included in this amount, was US$37 million for the quarter. We aim to limit capital expenditure to approximately US$200 million for the full year.

Net debt increased by US$5 million in the quarter to US$2,581 million as a result of the cash outflow, largely offset by the effect of currency movements on the value of debt. We are committed to reducing our gearing and expect to reduce net debt by financial year-end.

Operating Review – Quarter ended December 2009 compared with quarter ended December 2008

Sappi Fine Paper

	Quarter ended Dec 2009 US$ million	Quarter ended Dec 2008 US$ million	% change	Quarter ended Sept 2009 US$ million
Sales	1,256	924	35.9	1,208
Operating profit	79	6	1,217	1
Operating profit to sales (%)	6.3	0.6	–	0.1
Special items (gains) losses*	(35)	–	–	49
Operating profit excluding special items	44	6	633.3	50
Operating profit excluding special items to sales (%)	3.5	0.6	–	4.1
EBITDA excluding special items	130	69	88.4	138
EBITDA excluding special items to sales (%)	10.4	7.5	–	11.4
RONOA pa (%)	5.3	0.9	–	6.5

* See note 10 to the financial statements on page 15.

The Fine Paper business achieved an operating profit excluding special items of US$44 million for the quarter, which is a significant improvement compared to the equivalent quarter last year, but about 10% below the prior quarter, primarily as a result of seasonal factors. The European and North American businesses improved their performances and were profitable. With effect from this quarter, the Southern African Fine Paper business, which is a relatively small operation, is included in the Southern African segment to reflect the geographic management of the business and comparative numbers have been revised accordingly.

Europe

	Quarter ended Dec 2009 US$ million	Quarter ended Dec 2008 US$ million	% change (US$)	% change (Euro)	Quarter ended Sept 2009 US$ million
Sales	**936**	561	66.8	52.5	868
Operating profit (loss)	**12**	13	(7.7)	(17.1)	(59)
Operating profit (loss) to sales (%)	**1.3**	2.3	–	–	(6.8)
Special items *	**13**	–	–	–	75
Operating profit excluding special items	**25**	13	92.3	76.2	16
Operating profit excluding special items to sales (%)	**2.7**	2.3	–	–	1.8
EBITDA excluding special items	**88**	50	76.0	61.6	80
EBITDA excluding special items to sales (%)	**9.4**	8.9	–	–	9.2
RONOA pa (%)	**4.3**	3.1	–	–	2.7

* See note 10 to the financial statements on page 15.

European industry shipments of coated woodfree paper continued to improve during the quarter compared to the prior quarter but remained 7% below the equivalent quarter last year. Shipments of coated mechanical paper, however, were down 13% for the quarter compared to a year earlier, but showed a small improvement compared to the prior quarter. Average prices realised for the quarter were 10% below the equivalent quarter last year.

Variable costs per unit were 11% below the equivalent quarter last year. Input costs are expected to increase gradually, primarily as a result of pulp price rises and increases in certain chemical prices. Fixed costs were well managed. During the quarter there were short strikes at Kirkniemi, Maastricht and Nijmegen Mills.

The Kangas Mill ceased operations on 12 January 2010 following the transition of the mill's product range to other Sappi mills.

An electrical fire at Stockstadt Mill in late December resulted in the interruption of coated paper production at the mill. Arrangements have been made to supply our customers from other mills and we expect production to resume in late March 2010. The cost of restoration and business interruption is expected to be approximately €30 million, most of which is self-insured.

North America

	Quarter ended Dec 2009 US$ million	Quarter ended Dec 2008 US$ million	% change	Quarter ended Sept 2009 US$ million
Sales	320	363	(11.8)	340
Operating profit (loss)	67	(7)	–	60
Operating profit (loss) to sales (%)	20.9	(1.9)	–	17.6
Special items *	(48)	–	–	(26)
Operating profit (loss) excluding special items	19	(7)	–	34
Operating profit (loss) excluding special items to sales (%)	5.9	(1.9)	–	10.0
EBITDA excluding special items	42	19	121.1	58
EBITDA excluding special items to sales (%)	13.1	5.2	–	17.1
RONOA pa (%)	7.8	(2.6)	–	13.5

* See note 10 to the financial statements on page 15.

The North American business improved its operating performance (excluding special items) compared to a year ago. Operating profit (excluding special items) declined compared to the prior quarter as a result of the adverse impact of the scheduled major pulp mill shut at Somerset Mill.

US coated paper demand has shown an upward trend since May 2009 and coated woodfree shipments for the quarter recorded the first year-on-year increase since the quarter ended December 2007 (up 2.4%). Prices realised for coated paper were 11% below the equivalent quarter last year. Pulp prices realised showed a strongly improving trend but remained well below prices a year ago.

Margins have been restored as a result of improved volumes and effective management of costs, which remains a priority. Fixed costs and supply chain and variable costs per ton were each significantly lower than the equivalent quarter last year.

The alternative fuel tax credit for the quarter was US$49 million, which is included in special items. The law under which this credit was paid expired on 31 December 2009 and we do not expect to receive any further credits subsequent to that date.

Southern Africa – Forest and Paper Products

	Quarter ended Dec 2009 US$ million	Quarter ended Dec 2008 US$ million	% change (US$)	% change (Rand)	Quarter ended Sept 2009 US$ million
Sales	**364**	263	38.4	5.3	345
Operating (loss) profit	**(86)**	51	(268.6)	(228.2)	(125)
Operating profit (loss) to sales (%)	**(23.6)**	19.4	–	–	(36.2)
Special items *	**115**	(32)	–	–	115
Operating profit (loss) excluding special items	**29**	19	52.6	16.4	(10)
Operating profit (loss) excluding special items to sales (%)	**8.0**	7.2	–	–	(2.9)
EBITDA excluding special items	**55**	37	48.6	13.2	15
EBITDA excluding special items to sales (%)	**15.1**	14.1	–	–	4.3
RONOA pa (%)	**6.3**	4.4	–	–	(2.3)

* See note 10 to the financial statements on page 15.

The results of the Southern African Fine Paper division are included in Southern Africa – Forest and Paper Products from this quarter in accordance with the geographic management of the division.

Forest Products returned to profitability (excluding special items) for the quarter after two quarters of operating losses (excluding special items).

The Southern African domestic markets remained weak, adversely impacting demand and pricing for our domestic sales. Export revenues continued to be impacted by the relatively stronger Rand to US Dollar exchange rate, which averaged R7.50 compared to R9.86 per US Dollar in the equivalent quarter last year.

The Saiccor Mill output continued at close to capacity levels for the quarter and operating efficiencies at the mill improved as we gained experience running the expanded mill.

Prices for chemical cellulose increased steadily through the quarter, helping to offset the effect of the stronger exchange rate.

Prices of our major raw materials were lower than a year earlier, in particular wood and chemicals. Electricity costs, however, increased as a result of major rate increases. There is a risk of further major increases. We continue to prioritise reduced energy consumption to help offset the rate increases, and we aim to improve our self-sufficiency through investment in power generation.

The Usutu Pulp Mill will cease operations at the end of January 2010. We are addressing the future of the site and plantations with a potential investor and the government of Swaziland.

Outlook

Conditions in our major markets are expected to improve gradually in 2010, resulting in rising demand for our products. Although we expect demand and our capacity utilisation rates to improve compared to financial 2009, we do not expect demand to return to 2008 levels. We will therefore continue to manage our output to meet customer demand. Current indications are that recovery of coated mechanical paper is lagging coated woodfree paper, which will impact our European business.

As markets improve, it is likely that input prices for our raw materials and energy will also rise. The strong demand for pulp and chemical cellulose, accompanied by rising prices, is expected to have a favourable effect on the Southern African and North American businesses, which are net pulp sellers. Increased pulp prices are, however, expected to result in rising costs for our European business which purchases more than half of its pulp requirements.

The achievement of Acquisition synergies and the effect of our cost reduction initiatives and mill closures over the past year are expected to help us offset rising input costs.

Against this background, we expect the operating profit excluding special items to remain positive in the second financial quarter but to be below the level achieved this quarter.

On behalf of the board

R J Boëttger   M R Thompson
Director   Director   28 January 2010

sappi limited

(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284

Forward-looking statements

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. The words 'believe', 'anticipate', 'expect', 'intend', 'estimate', 'plan', 'assume', 'positioned', 'will', 'may', 'should', 'risk' and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to, the impact of the global economic downturn, the risk that the Acquisition will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, expected revenue synergies and cost savings from the Acquisition may not be fully realised or realised within the expected time-frame, revenues following the Acquisition may be lower than expected, any anticipated benefits from the consolidation of the European paper business may not be achieved, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, possible early termination of alternative fuel tax credits, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

We have included in this announcement an estimate of total synergies from the Acquisition and the integration of the acquired business into our existing business. The estimate of synergies is based on assumptions which in the view of our management were prepared on a reasonable basis, reflect the best currently available estimates and judgements, and present, to the best of our management's knowledge and belief, the expected course of action and the expected future financial impact on our performance due to the Acquisition. However, the assumptions about these expected synergies are inherently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in this estimate of synergies. There can be no assurance that we will be able to successfully implement the strategic or operational initiatives that are intended, or realise the estimated synergies. This synergy estimate is not a profit forecast or a profit estimate and should not be treated as such or relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi.

Group income statement

	Notes	Quarter ended Dec 2009 US$ million	Reviewed Quarter ended Dec 2008 US$ million
Sales		**1,620**	1,187
Cost of sales		**1,531**	1,042
Gross profit		**89**	145
Selling, general and administrative expenses		**107**	86
Other operating (income) expense		**(16)**	3
Share of profit from associates and joint ventures		**(3)**	(1)
Operating profit	3	**1**	57
Net finance costs		**73**	21
Net interest		**79**	31
Net foreign exchange gains		**(3)**	(7)
Net fair value gain on financial instruments		**(3)**	(3)
(Loss) profit before taxation		**(72)**	36
Taxation		**(21)**	13
Current		**4**	10
Deferred		**(25)**	3
(Loss) profit for the period		**(51)**	23
Basic (loss) earnings per share (US cents)	4	**(10)**	6
Weighted average number of shares in issue (millions)	4	**515.6**	383.0
Diluted basic (loss) earnings per share (US cents)	4	**(10)**	6
Weighted average number of shares on fully diluted basis (millions)	4	**515.6**	385.5

Group statement of comprehensive income

	Quarter ended Dec 2009 US$ million	Reviewed Quarter ended Dec 2008 US$ million
(Loss) profit for the period	**(51)**	23
Other comprehensive loss, net of tax	**(24)**	(270)
Exchange differences on translation of foreign operations	**(25)**	(293)
Movements on cash flow hedge	**1**	32
Total comprehensive loss for the period	**(75)**	(247)

Group balance sheet

	Dec 2009 US$ million	Reviewed Sept 2009 US$ million
ASSETS		
Non-current assets	**4,563**	4,867
Property, plant and equipment	3,798	3,934
Plantations	445	611
Deferred taxation	56	56
Other non-current assets	264	266
Current assets	**2,582**	2,430
Inventories	813	792
Trade and other receivables	906	868
Cash and cash equivalents	786	770
Assets classified as held for sale	77	–
Total assets	**7,145**	7,297
EQUITY AND LIABILITIES		
Shareholders' equity		
Ordinary shareholders' interest	1,721	1,794
Non-current liabilities	**3,574**	3,662
Interest-bearing borrowings	2,691	2,726
Deferred taxation	325	355
Other non-current liabilities	558	581
Current liabilities	**1,850**	1,841
Interest-bearing borrowings	642	601
Bank overdraft	34	19
Other current liabilities	1,092	1,165
Taxation payable	54	56
Liabilities associated with assets held for sale	28	–
Total equity and liabilities	**7,145**	7,297
Number of shares in issue at balance sheet date (millions)	515.6	515.7

Group cash flow statement

	Quarter ended Dec 2009 US$ million	Reviewed Quarter ended Dec 2008 US$ million
(Loss) profit for the period	**(51)**	23
Adjustment for:		
Depreciation, fellings and amortisation	**132**	97
Taxation	**(21)**	13
Net finance costs	**73**	21
Post-employment benefits	**(13)**	(8)
Plantation fair value adjustment	**95**	(34)
Other non-cash items	**30**	(17)
Cash generated from operations	**245**	95
Movement in working capital	**(170)**	(96)
Net finance costs	**(64)**	(44)
Taxation paid	**(4)**	1
Dividends paid	**–**	(37)
Cash retained from (utilised in) operating activities	**7**	(81)
Cash utilised in investing activities	**(37)**	(40)
	(30)	(121)
Cash effects of financing activities	**57**	793
Net movement in cash and cash equivalents	**27**	672

Statement of changes in equity

	Quarter ended Dec 2009 US$ million	Reviewed Quarter ended Dec 2008 US$ million
Balance – beginning of period	**1,794**	1,605
Total comprehensive loss for the period	**(75)**	(247)
Dividends paid	**–**	(37)
Rights offer	**–**	536
Transfers to participants of the share purchase trust	**–**	3
Share-based payment reserve	**2**	3
Balance – end of period	**1,721**	1,863

Notes to the group results

1. **Basis of preparation**

   The condensed financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Apart from the adoption of IFRS 8 "Operating Segments", the accounting policies and methods of computation used in the preparation of the results are consistent, in all material respects, with those used in the annual financial statements for September 2009 which are compliant with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

   The results are unaudited.

2. **Adoption of IFRS 8 "Operating Segments"**

   The adoption of IFRS 8 "Operating Segments" did not have an impact on the group's reported results or financial position.

   IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are components of an entity for which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and assessing performance. Prior year segment disclosure has been restated as reflected in note 10.

		Quarter ended Dec 2009 US$ million	Reviewed Quarter ended Dec 2008 US$ million
3.	**Operating profit**		
	Included in operating profit are the following non-cash items:		
	Depreciation and amortisation	112	81
	Fair value adjustment on plantations (included in cost of sales)		
	Changes in volume		
	Fellings	20	16
	Growth	(19)	(16)
		1	–
	Plantation price fair value adjustment	95	(34)
		96	(34)
	Included in other operating (income) expense are the following:		
	Asset (impairment reversals) impairments	(8)	3
	Loss (profit) on disposal of property, plant and equipment	2	(1)
	Restructuring provisions raised	38	–
	Fuel tax credit	(49)	–
4.	**Headline (loss) earnings per share ***		
	Headline (loss) earnings per share (US cents)	(11)	7
	Weighted average number of shares in issue (millions)	515.6	383.0
	Diluted headline (loss) earnings per share (US cents)	(11)	6
	Weighted average number of shares on fully diluted basis (millions)	515.6	385.5
	Calculation of headline (loss) earnings *		
	(Loss) profit for the period	(51)	23
	Asset (impairment reversals) impairments	(8)	3
	Loss (profit) on disposal of property, plant and equipment	2	(1)
	Tax effect of above items	–	–
	Headline (loss) earnings	(57)	25

Headline earnings disclosure is required by the JSE Limited.

	Quarter ended Dec 2009 US$ million	Reviewed Quarter ended Dec 2008 US$ million
5. Capital expenditure		
Property, plant and equipment	37	47

	Dec 2009 US$ million	Sept 2009 US$ million
6. Capital commitments		
Contracted	66	62
Approved but not contracted	169	126
	235	188
7. Contingent liabilities		
Guarantees and suretyships	53	44
Other contingent liabilities	8	8
	61	52
8. Interest-bearing borrowings		
Secured borrowings	1,884	1,878
Unsecured borrowings	1,449	1,449
Total	3,333	3,327
Less: Current portion included in current liabilities	(642)	(601)
	2,691	2,726

Our September 2009 disclosure has been amended to correctly reflect the split between secured and unsecured interest-bearing borrowings and to reflect the classification set out in the detailed list of borrowings in note 20 to the 2009 group annual financial statements.

	As previously reported	Reclassification	Correctly classified
Secured borrowings	1,350	528	1,878
Unsecured borrowings	1,977	(528)	1,449
Total	3,327	–	3,327

9. **Material balance sheet movements year on year**

   During the quarter, Sappi announced its intention to close Usutu Pulp Mill. The disposal group, consisting mainly of plantations, have been classified as held for sale.

10. Segment information

Restatement of prior year disclosures

Sappi Fine Paper South Africa is reported as part of the Forest and Paper Products segment in accordance with the geographical management of our business. The table below shows the effect of this change for the quarter ended December 2008:

	As previously reported	US$ million Adjustment	Restated
Fine Paper			
Sales	998	(74)	924
Operating profit	8	(2)	6
Net operating assets	2,869	(170)	2,699
Forest and Paper Products – Pulp and paper operations			
Sales	174	74	248
Operating profit	49	2	51
Net operating assets	1,456	170	1,626

The information below is presented in the way that it is reviewed by the chief operating decision-maker as required by IFRS 8 "Operating Segments".

		Quarter ended Dec 2009 US$ million	Restated Quarter ended Dec 2008 US$ million
		Metric tons (000's)	Metric tons (000's)
Sales volume			
Fine Paper –	North America	322	330
	Europe	944	556
	Total	1,266	886
Forest and Paper Products –	Pulp and paper operations	450	356
	Forestry operations	168	242
Total		1,884	1,484
		US$ million	US$ million
Sales			
Fine Paper –	North America	320	363
	Europe	936	561
	Total	1,256	924
Forest and Paper Products –	Pulp and paper operations	350	248
	Forestry operations	14	15
Total		1,620	1,187
Operating profit excluding special items			
Fine Paper –	North America	19	(7)
	Europe	25	13
	Total	44	6
Forest and Paper Products		29	19
Corporate and other		8	–
Total		81	25

		Quarter ended Dec 2009 US$ million	Restated Quarter ended Dec 2008 US$ million
Special items – losses (gains)			
Fine Paper –	North America	(48)	–
	Europe	13	–
	Total	(35)	–
Forest and Paper Products		115	(32)
Total		80	(32)
Operating profit			
Fine Paper –	North America	67	(7)
	Europe	12	13
	Total	79	6
Forest and Paper Products		(86)	51
Corporate and other		8	–
Total		1	57
EBITDA excluding special items			
Fine Paper –	North America	42	19
	Europe	88	50
	Total	130	69
Forest and Paper Products		55	37
Corporate and other		8	–
Total		193	106
Net operating assets			
Fine Paper –	North America	980	1,100
	Europe	2,364	1,599
	Total	3,344	2,699
Forest and Paper Products		1,770	1,626
Corporate and other		15	139
Total		5,129	4,464

Reconciliation of operating profit excluding special items to operating profit

Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash.

Operating profit excluding special items	81	25
Special items	(80)	32
Plantation price fair value adjustment	(95)	34
Restructuring provisions raised	(38)	–
(Loss) profit on disposal of property, plant and equipment	(2)	1
Asset impairment reversals (impairments)	8	(3)
Fuel tax credit	49	–
Fire, flood, storm and related events	(2)	–
Operating profit	1	57

Reconciliation of EBITDA excluding special items and operating profit excluding special items to (loss) profit before taxation

	Quarter ended Dec 2009 US$ million	Restated Quarter ended Dec 2008 US$ million
EBITDA excluding special items	193	106
Depreciation and amortisation	(112)	(81)
Operating profit excluding special items	81	25
Special items – (losses) gains	(80)	32
Net finance costs	(73)	(21)
(Loss) profit before taxation	(72)	36
Reconciliation of net operating assets to total assets		
Net operating assets	5,129	4,464
Deferred tax	56	48
Cash	786	941
Other current liabilities	1,092	801
Taxation payable	54	70
Liabilities classified as held for sale	28	–
Total assets	**7,145**	6,324

Supplemental Information *(this information has not been reviewed)*

General definitions

Average – averages are calculated as the sum of the opening and closing balances for the relevant period divided by two

Fellings – the amount charged against the income statement representing the standing value of the plantations harvested

NBSK – Northern Bleached Softwood Kraft pulp. One of the main varieties of market pulp, produced from coniferous trees (i.e. spruce, pine) in Scandinavia, Canada and northern USA. The price of NBSK is a benchmark widely used in the pulp and paper industry for comparative purposes

SG&A – selling, general and administrative expenses

Non-GAAP measures

The group believes that it is useful to report certain non-GAAP measures for the following reasons:

– these measures are used by the group for internal performance analysis;

– the presentation by the group's reported business segments of these measures facilitates comparability with other companies in our industry, although the group's measures may not be comparable with similarly titled profit measurements reported by other companies; and

– it is useful in connection with discussion with the investment analyst community and debt rating agencies.

These non-GAAP measures should not be considered in isolation or construed as a substitute for GAAP measures in accordance with IFRS

Capital employed – shareholders' equity plus net debt

EBITDA excluding special items – earnings before interest (net finance costs), taxation, depreciation, amortisation and special items

Headline earnings – as defined in circular 3/2009 issued by the South African Institute of Chartered Accountants, separates from earnings all separately identifiable remeasurements. It is not necessarily a measure of sustainable earnings. It is a listing requirement of the JSE Limited to disclose headline earnings per share

Net assets – total assets less total liabilities

Net asset value per share – net assets divided by the number of shares in issue at balance sheet date

Net debt – current and non-current interest-bearing borrowings, and bank overdraft (net of cash, cash equivalents and short-term deposits)

Net debt to total capitalisation – net debt divided by capital employed

Net operating assets – total assets (excluding deferred taxation and cash and cash equivalents) less current liabilities (excluding interest-bearing borrowings and bank overdraft)

ROCE – return on average capital employed. Operating profit excluding special items divided by average capital employed

ROE – return on average equity. Profit for the period divided by average shareholders' equity

RONOA – return on average net operating assets. Operating profit excluding special items divided by average net operating assets

Special items – special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash

The above financial measures are presented to assist our shareholders and the investment community in interpreting our financial results. These financial measures are regularly used and compared between companies in our industry.

Supplemental Information *(this information has not been reviewed)*

Summary rand convenience translation

	Quarter ended Dec 2009	Quarter ended Dec 2008
Key figures: (ZAR million)		
Sales	12,151	11,702
Operating profit	8	562
Special items – losses (gains) *	600	(315)
Operating profit excluding special items	608	246
EBITDA excluding special items *	1,448	1,045
Basic (loss) earnings per share (SA cents)	(75)	(197)
Net debt *	19,439	24,258
Key ratios: (%)		
Operating profit to sales	0.1	4.8
Operating profit excluding special items to sales	5.0	2.1
Operating profit excluding special items to Capital Employed (ROCE) *	7.5	2.8
EBITDA excluding special items to sales	11.9	8.9
Return on average equity (ROE)	(11.7)	5.8
Net debt to total capitalisation *	60.0	57.3

* Refer to page 17, Supplemental Information for the definition of the term.
The above financial results have been translated into ZAR from US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

Exchange rates

	Dec 2009	Sept 2009	June 2009	Mar 2009	Dec 2008
Exchange rates:					
Period end rate: US$1 = ZAR	7.5315	7.4112	7.8990	9.5849	9.7148
Average rate for the Quarter: US$1 = ZAR	7.5009	7.7174	8.6197	9.8979	9.8584
Average rate for the YTD: US$1 = ZAR	7.5009	9.0135	9.4205	9.9015	9.8584
Period end rate: EUR 1 = US$	1.4397	1.4688	1.4054	1.3301	1.4064
Average rate for the Quarter: EUR 1 = US$	1.4737	1.4317	1.3651	1.3300	1.3471
Average rate for the YTD: EUR 1 = US$	1.4737	1.3657	1.3432	1.3288	1.3471

The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

Sappi ordinary shares* (JSE: SAP)



US Dollar share price conversion*



* Historic share prices revised to reflect rights offer

Other interested parties can obtain printed copies of this report from:

South Africa:

Computershare Investor
Services (Proprietary) Limited
70 Marshall Street
Johannesburg 2001
PO Box 61051
Marshalltown 2107
Tel +27 (0)11 370 5000

United States:

ADR Depositary:

The Bank of New York Mellon
Investor Relations
PO Box 11258
Church Street Station
New York, NY 10286-1258
Tel +1 610 382 7836

this report is available on the Sappi website
www.sappi.com



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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2010

SAPPI LIMITED,

By: /s/M. R. Thompson
Name: M. R. Thompson
Title: Chief Financial Officer